

May 3, 2011

Via E-mail
Mr. Stephen I. Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

> **Re: Occidental Petroleum Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 001-9210**

Dear Mr. Chazen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comparative Oil and Gas Proved Reserves and Sales Volumes, page 3

1. We note that on December 31, 2010 you restructured your Colombian operations to take a direct working interest in the related assets. Please tell us the nature and terms of this transaction and specify how you accounted for this change by providing the related journal entry and referencing the appropriate GAAP citation.

Supplemental Oil and Gas Information (Unaudited), page 73

2. Please disclose the quantities of proved developed and undeveloped reserves in the aggregate and by geographic area expressed on an oil-equivalent barrels basis as required by Item 1202(2)(ii) of Regulation S-K.

Middle East/North Africa, page 16

Iraq, page 16

3.   We note your disclosure that you achieved the initial gross threshold which entitles you to receive oil for cost recovery and remuneration fee. We further note that your share of production was 12,000 BOE per day as of the end of 2010.   Please tell us if you have recorded oil and gas reserves associated with your interest in the Zubair field.

Please provide an illustrative example of how you calculate reserves associated with this property and specify the critical assumptions regarding future production and of your ability to sustain production at the specified thresholds.

Property, Plant, and Equipment, page 45

Chemical, page 46

4.   We note your disclosure that the estimated useful lives used for the chemical facilities are based on the assumption that Occidental will provide an appropriate level of annual expenditures to ensure productive capacity is sustained.   Please tell us how you account for these expenditures, including the relevant GAAP citation that supports your accounting methodology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant